VIA EDGAR AND FEDERAL EXPRESS

September 14, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

We are in receipt of the comment letter, dated September 5, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above captioned filings. Below is the response of BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the convenience of the Staff, we have reproduced the Staff’s comments below in bold type, followed by the Company’s responses. As discussed telephonically with the Staff, since certain information (particularly with regard to milestones) provided in support of our response herein has previously been granted confidential treatment by the Staff, we will provide the exhibits to this response supplementally to the Staff for its confidential review and provide only this response letter electronically via EDGAR.

At the outset, we recognize that the motivation behind Staff’s comments likely arises from the Company’s different revenue recognition treatments regarding its January 2012 license agreement (the “Endo Agreement”) with Endo Pharmaceuticals as opposed to its 2006 and 2007 licensing agreements (the “Meda Agreements”) with Meda AB. We will clarify such differing treatments below.

As an overall response, the Staff is advised that with regard to the Meda Agreements, the Company has accounted for revenues generated thereunder under the revenue recognition rules in place before the milestone revenue recognition method was adopted by the FASB in 2010. The Company adopted this new revenue recognition policy in 2011, as disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2011. As such, the Company’s revenue recognition treatment under the Endo Agreement follows the guidance set forth in “Revenue Recognition –Milestone Method (Topic 605-28)” adopted as Accounting Standards Update No. 2010-17 in April 2010. This change in policy resulted in the change in revenue recognition treatment between the Meda Agreements and the Endo Agreement.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

4. Endo License & Development Agreement, page 10

1. Please address the following:

•

Please provide us your analysis supporting that the license meets the criteria in ASC 605-25-25-5a. for stand-alone value. Also provide us proposed disclosure to be included in future periodic reports summarizing your analysis.

The Company elected the milestone method for revenue recognition under the Endo Agreement and as such our reporting will be under ASC 605-28. We have attached as Exhibit A (for which we previously received confidential treatment) our schedule of the various milestones and will refer to each of them in such numbered (milestones 1 through 10).

•

Please provide us your analysis showing the agreement’s deliverables, the units of accounting you determined and the revenue recognition policy for each unit, the selling price and how you determined it for each deliverable, and the total arrangement consideration, including how you determined it and your allocation to each deliverable. Refer to ASC 605-25-25 and ASC 605-25-30. Also provide us proposed disclosure to be included in future periodic reports summarizing this information.

With regard to the Endo Agreement, the Company is using the milestone method under ASC 605-28. Accordingly, we do not treat the agreement as having multiple deliverables. Please see Exhibit A for potential treatment of Milestone #6 under previously issued revenue recognition guidance. For the Company’s proposed disclosure in future filings, please see Exhibit B.

•

Please clarify what is meant by the statement “Such milestone payments are further subject to certain other conditions, adjustments and qualifications.” Please provide us proposed disclosure to be included in future periodic reports indicating how you intend to account for these milestone payments, and if you intend to account for them under the milestone method, please provide proposed revisions to your disclosures to be included in future periodic reports addressing ASC 605-28-50.

Each milestone under the Endo Agreement has specific requirements in order to be earned. Please see Exhibit B for proposed additional disclosure in future filings. In the Endo Agreement, the milestones can be found in Article 7. Attached hereto as Exhibit C for the Staff’s review is a copy of the unredacted Article 7 of the Endo Agreement.

To further aid the Staff in its review, set forth below in bold text is the revenue recognition guidance under ASC 605-28-50, with a description of the Company’s application thereof with respect to the Endo Agreement following:

50-1 An entity shall disclose its accounting policy for the recognition of milestone payments as revenue in accordance with Subtopic 235-10.

We intended that the Endo Agreement and all future contracts be first evaluated in accordance with the guidance in ASC 605-28 governing milestone revenue recognition and will clarify that in our policies footnote in future filings.

50-2 For each arrangement that includes milestone consideration accounted for in accordance with the guidance in this Subtopic, an entity shall disclose all of the following in the notes to financial statements:

1. A description of the overall arrangement.

Please see the disclosure in footnote #14 to the Company’s Form 10-K for the fiscal year ending December 31, 2011 (the “2011 10-K”) and footnote # 4 to the Company’s Form 10-Q for the quarter ending June 30, 2012 (the “June 10-Q”).

2. A description of each milestone and related contingent consideration.

Please see the disclosure in footnote #14 to the 2010 Form 10-K and footnote #4 to the June 10-Q.

3. A determination of whether each milestone is considered substantive.

The Company evaluated each milestone for the substantive nature of each, and determined they were all, but for one, substantive. Milestone # 6 is not considered substantive and it may be recorded as deferred revenue and recognized in accordance with generally accepted accounting principles. Please refer to Exhibit A for commentary on each milestone under the Endo Agreement.

4. The factors that the entity considered in determining whether the milestone or milestones are substantive.

With respect to the Endo Agreement, the Company determined at the inception of the arrangement that each of the milestones (with the exception of # 6 described in Exhibit A) meets the three criteria required to report under the milestone method, as defined by 605-28-25-2.

5. The amount of consideration recognized during the period for the milestone or milestones.

Please see the disclosure in footnote #14 to the 2011 Form 10-K and footnote # 4 to the June 10-Q, which will be further expanded in future filings as set forth on Exhibit B.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses and the attached information. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry, Bekaert & Holland, L.L.P.

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